Exhibit 12
Time Warner Cable Inc.
Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements
($ in millions)

	Three Months
	Ended
	March 31,		Year Ended December 31,
	2009		2008	2007		2006		2005		2004
Earnings:
Net income (loss) before income taxes, discontinued operations and cumulative effect of accounting change	$375		$(13,071)	$2,028		$1,691		$1,421		$1,175
Interest expense, net	293		961	907		690		501		491
Portion of rents representative of an interest factor	18		63	61		50		32		33
Amortization of capitalized interest	1		3	3		2		2		2
Preferred stock dividend requirements of majority-owned subsidiaries	—		—	—		—		—		—
Distributions received less earnings of less than 50% owned companies	20		6	63		4		4		6

Total earnings	$707		$(12,038)	$3,062		$2,437		$1,960		$1,707

Fixed Charges:
Interest expense, net	$293		$961	$907		$690		$501		$491
Portion of rents representative of an interest factor	18		63	61		50		32		33
Capitalized interest	—		1	5		2		1		1
Preferred stock dividend requirements of majority-owned subsidiaries	—		—	—		—		—		—
Adjustment for partially owned subsidiaries and 50% owned companies	—		—	—		43		60		39

Total fixed charges	$311		$1,025	$973		$785		$594		$564

Pretax income necessary to cover preferred dividend requirements	—		—	—		—		—		—

Total combined	$311		$1,025	$973		$785		$594		$564

Ratio of earnings to fixed charges (deficiency in the coverage of fixed charges by earnings before fixed charges)	2.3	x	$(13,063)	3.1	x	3.1	x	3.3	x	3.0	x

Ratio of earnings to combined fixed charges and preferred dividend requirements (deficiency in the coverage of combined fixed charges and preferred dividend requirements deficiency)	2.3	x	$(13,063)	3.1	x	3.1	x	3.3	x	3.0	x